VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention: Larry Spirgel, Assistant Director

Re: Mobile TeleSystems OJSC

Form 20-F for the fiscal year ended December 31, 2011

Filed April 23, 2012

File No. 1-15094

Ladies and Gentlemen:

Mobile TeleSystems OJSC (the “Company”) is submitting this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated September 4, 2012, relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on April 23, 2012 (the “2011 Form 20-F”).

Below are the Company’s responses. For the convenience of the Staff, the Company has included each of the Staff’s comments in this letter in italicized form before its corresponding response.

Item 5. Operating and Financial Review and Prospects

Russia Revenues, page 147

1.              We note that reported revenue in Russia has increased in the last two fiscal years and that the growth in the current year was due primarily from value-added services, fixed revenues, interconnect revenues, and sales of handsets and accessories. We also note from your disclosures on page 137, that mobile subscriber churn rate increased in 2010 to 45.9% and 46.7% in 2011. Although you have disclosed those factors that positively influenced your revenue, it is not clear what impact this negative trend has had on your results of operations for the periods presented. Please revise in future filings to clearly disclose and quantify each material factor that contributed to the change in revenue and cost of sales, including churn, which appears to be a material operating statistic. Also provide insight into the underlying business drivers or conditions that contributed to the changes in your results of operations and describe any known trends or uncertainties that have had or you expect may reasonably have a material impact in the future. For further guidance, please refer to Item 303 of Regulation S-K and the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm. In response to this letter, provide us with your proposed revised disclosures.

Response:

We acknowledge the Staff’s comment. The Company respectfully advises the Staff that, in relation specifically to the increase in churn, this was not discussed in the analysis of changes in revenues and cost of services on materiality grounds.  That is, the increase in churn had no direct material impact on the Company’s revenues or cost of services for 2011, as the increase in churn was attributed largely to non or low-revenue generating subscribers.

As the Company disclosed on page 137 of the 2011 Form 20-F, it views the subscriber churn as a measure of market competition and customer dynamics.  In future periods, should the change in mobile subscriber churn materially contribute to the change in revenue and cost of sales the Company will disclose it as a material factor impacting its operational and financial performance in its future filings.

The Company has included below proposed disclosure that clarifies the impact of churn on revenues, and in addition quantifies the increase in revenues from each area (underlined text indicates proposed additional disclosure):

“The increase in Russia revenues in the year ended December 31, 2011, was primarily due to the growth of revenues from value-added services (by $XX million), fixed revenues ($XX million), interconnect revenues ($XX million), sales of handsets and accessories ($XX million). The increase in Russia revenues for the year ended December 31, 2011, as compared to the year ended December 31, 2010, is also partially attributable to the appreciation of the Russian ruble, our functional currency in Russia, against the U.S. dollar which resulted in the increase of our revenues in U.S. dollar terms by $XX million. The increase in the mobile churn rate from 45.9% to 47.6% in 2011 had an immaterial impact on revenues as it was largely attributable to non or low-revenue generating subscribers.

Revenues from value-added services as a percentage of Russia revenues in the year ended December 31, 2011, grew to 17.2% as compared to 14.3% in the year ended December 31, 2010, due to the increase in data traffic volumes attributable to the introduction of new marketing initiatives aimed at stimulating greater usage of value-added services among our subscribers and the overall improvement of quality of these services. Interconnect revenues as a percentage of Russia revenues in the year ended December 31, 2011, grew to 10.4%, as compared to 9.5% in the year ended December 31, 2010, due to the growth in the volume of traffic from our competitors. Our continued expansion of our monobrand retail chain in 2011 caused sales of handsets and accessories to increase as a percentage of Russia revenues to 8.2% in the year ended December 31, 2011, from 7.5% in the year ended December 31, 2010. The increase in fixed revenues was primarily due to the continued growth in domestic and international long distance and “calling party pays” traffic volumes, growth in the broadband Internet business and the regulatory price increase for residential and corporate voice services.”

The Company understands the requirement to identify and disclose all material factors that contribute to changes in the Company’s revenue and cost of sales, and will continue to discuss such factors, where material, in future filings.

Note 2. Summary of Significant Accounting Policies

Basis of Consolidation, page F-12

2.              We refer to your investment in MIS International. In future filings with respect to your variable interest entity, please revise to separately present on the face of the balance sheet, assets that can be used only to settle obligations of the consolidated variable interest entity and liabilities for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary. Please refer to ASC 810-10-45-25.

Response:

The Company respectfully informs the Staff that ASC 810-10-45-25 calls for the balance sheet disclosure of (a) assets of a consolidated variable interest entity (VIE) that can be used only to settle obligations of the consolidated VIE, and (b) liabilities of a consolidated VIE for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary.

MTS International was established for the sole purpose of raising capital through the issuance of debt securities on the Irish Stock Exchange followed by the transferring of proceeds through a loan facility to the Company. As prescribed by the guidance in ASC 810-10-45-1, in the preparation of its consolidated financial statements, the Company eliminates the balances related to the loan agreement between MTS International and the Company.  Thus, when identifying the assets and liabilities to be presented in accordance with ASC 810-10-45-25, the Company considered those assets and liabilities that are included in its consolidated statement of financial position after the principles of consolidation have been applied. Since the debt issued by MTS International is guaranteed by the Company, MTS International’s creditors have recourse to the general credit of the primary beneficiary, the Company.  Accordingly, MTS International does not have any material assets and liabilities identified under ASC 810-10-45-25, and thus the Company has determined that it is not necessary to revise the current balance sheet presentation in order to meet the requirements of ASC 810-10-45-25.

3.              Please tell us how you have complied with the disclosure requirements of ASC 810-10-50-3 and ASC 810-10-50-5A for a primary beneficiary of a variable interest entity.

Response:

With respect to the disclosures necessary under ASC 810-10-50-3, in future filings of Form 20-F, starting with fiscal year ending December 31, 2012, the Company will disclose the fact that the debt issued by MTS International is guaranteed by the Company. With respect to the disclosures necessary under ASC 810-10-50-50A(a), the Company will discuss in more detail the methodology for determining whether the Company is the primary beneficiary of MTS International.

A draft of the Company’s proposed disclosure for future filings is shown below for your reference (additional disclosure is underlined for convenience only):

“The Group consolidates MTS International, an entity organized and existing as a private limited company under the laws of Ireland, which qualified as a variable interest entity under Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 810, Consolidation. MTS International was established for the purpose of raising capital through the issuance of debt securities on the Irish Stock Exchange followed by transferring the proceeds through a loan facility to the Group. In 2010, MTS International issued $750.0 million 8.625% notes due in 2020 (Note XX). The notes are guaranteed by MTS OJSC in the event of default. While the Group does not hold any equity interests in MTS International, it has concluded that it is the primary beneficiary by virtue of the fact that it has the power to direct the activities of MTS International that most significantly impact its performance and by virtue of the guarantee has the obligation to absorb losses of MTS International that could potentially be significant to MTS International.

Total liabilities of the consolidated variable interest entity amounted to $XX million as of December 31, 201X and 201Y.”

In consideration of other disclosure requirements in ASC 810-10-50-3, the Company notes that there are no other types of special restrictions or arrangements on the VIE’s assets and liabilities.

Further, ASC 810-10-50-5A(b) requires disclosure if facts and circumstances change such that the conclusion to consolidate a VIE has changed in the most recent financial statements (for example, the VIE was previously consolidated and is not currently consolidated), the primary factors that caused the change and the effect on the reporting entity’s financial statements. As of and for the periods ended December 31, 2011, no facts or circumstances had changed that affected the Company’s conclusions related to MTS International; accordingly, no disclosures were deemed necessary.

ASC 810-10-50-5A(c) requires a reporting entity to disclose whether it has provided financial or other support (explicitly or implicitly) during the periods presented to a VIE that it was not previously contractually required to provide or disclose whether the reporting entity intends to provide support, including the type and amount of support (including situations in which the reporting entity assisted the variable interest entity in obtaining another type of support) and the primary reasons for providing support. As of and for the periods ended December 31, 2011, neither the Company nor any of its subsidiaries have either provided such kind of support or ever had an intention to provide such support; accordingly, no disclosures were deemed necessary.

ASC 810-10-50-5A(d) requires a reporting entity to disclose qualitative and quantitative information about the reporting entity’s involvement (giving consideration to both explicit arrangements and implicit variable interests) with the VIE, including, but not limited to, the nature, purpose, size, and activities of the VIE, including how the VIE is financed. The Company believes that the previously proposed disclosure enhancements relating to the Company’s guarantee of the VIE’s debt will bring disclosures into full compliance with this requirement

Revenue Recognition, page F-17

4.              For your revenue arrangements with multiple deliverables, please revise to disclose the following by similar type of arrangement as required by ASC 605-25-50-2:

a. The nature of its multiple-deliverable arrangements;

b. The significant deliverables within the arrangements;

c. The general timing of delivery or performance of service for the deliverables within the arrangements;

d. Performance-, cancellation-, termination-, and refund-type provisions;

e. A discussion of the significant factors, inputs, assumptions, and methods used to determine selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) for the significant deliverables;

f. Whether the significant deliverables in the arrangements qualify as separate units of accounting, and the reasons that they do not qualify as separate units of accounting, if applicable;

g. The general timing of revenue recognition for significant units of accounting; and

h. Separately, the effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration.

Response:

The Company respectfully advises the Staff that it continuously evaluates its revenue recognition policy in the context of ASC 605-25. The Company has not provided the disclosures required by ASC 605-25-50-2 because the Company does not enter into contractual arrangements with its customers yielding material amounts of revenue accounted for under the multiple-element arrangement guidance.

The Company notes that the nature of the Russian mobile market, the main market of its operations, differs from that in many other markets due to restrictions on a mobile operator’s ability to lock customers into long-term service contracts.  As a result, sales of most mobile devices are not subsidized since the vast majority of service contracts are cancellable at will by customers. Revenue on sales of devices is recognized when products are delivered to customers and revenue on sales on services is recognised as a separate transaction when such services are provided. In future filings, the Company will include disclosures to this effect in order to provide an understanding of the Company’s main market of operations.

In the event that the Company’s revenue accounted for under ASC 605-25 becomes material, the Company will include all the relevant details including the disclosures required by ASC 605-25-50-2.

***

In connection with the above response, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact Alexey Kornya at +7 (495) 911-65-66 or at kornya@mts.ru.

/s/ Alexey Kornya

Kind regards,

Alexey Kornya

Vice-President, Finance & Investment

Chief Financial Officer

“MTS” OJSC